

May 21, 2013

<u>Via E-mail</u>
Mr. Juan-Carlos Ley
Chief Executive Officer
Fuelstream, Inc.
510 Shotgun Road, Suite 110
Sunrise Florida 33325

   Re: Fuelstream, Inc.
     Item 4.01 Form 8-K
     Filed March 28, 2013
     File No. 333-14477

Dear Mr. Ley:

   We issued comments to you on the above captioned filing on **March 28, 2013**. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by **June 5, 2013** to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

   If you do not respond to the outstanding comments or contact us by **June 5, 2013**, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   Please contact **Yong Kim**, Staff Accountant at 202-551-3323 or me at 202-551-3737 if you have any questions.

        Sincerely,

        /s/ Jennifer Thompson

        Jennifer Thompson
        Accounting Branch Chief